Exhibit 99.1

Sapiens and Munich Re Partner to Help Insurers Target

the Commercial Insurance Market

The partnership will enable insurers to better support SMEs and promotes post-pandemic economic recovery

July 21, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced a partnership with Munich Re, one of the world’s leading providers of reinsurance, primary insurance and insurance-related risk solutions, to offer technology-led consultancy and services to enable primary insurers to better serve the commercial insurance market (small and medium sized businesses) in the UK, thereafter expanding to the Nordics and South Africa.

The commercial insurance market is one of the fastest growing insurance sectors in the UK. Yet, until now this market has been underserved, with very few insurance packages tailored to the unique needs and requirements of this segment. Together, Sapiens and Munich Re will work with insurers to help them better target and address this market quickly. The joint offering aims to provide a modular, scalable technology refresh that empowers insurers to tailor offerings to the growing SME sector and actively contribute to the post-COVID-19 recovery phase.

The Sapiens/Munich Re partnership dovetails the surge in government-backed and retail banking SME support initiatives including backed-loan schemes, increased infrastructure spending, tax incentives and restart grants that are powering the recovery. According to aggregated Companies House filings, in the UK there have been more than 200,000 new businesses formed year-to-date with the majority around retail, business services and construction. The industry drive to digital means that coverage explanation, flexible offerings, verified self-selection and how commercial insurers adjust their customer journey are critical.

“Together with Sapiens, Munich Re´s Global Consulting Business department will support insurers’ efforts to implement and grow through the provision of expertise, assistance with product development across multiple lines of business and, where appropriate, reinsurance capacity,” said Gunther Rempel of Munich Re´s Global Consulting business advisory. “We intend to provide a series of practical steps for strategy enablement through a consultative approach. With our combined innovative strength, Munich Re and Sapiens have identified a common area of development and intend to play an active role with the insurer to solve their problems and participate in the results of the joint journey.”

“With Sapiens leading-edge tech solutions, such as Sapien’s award winning IDITSuite and IDIT Go, the deep domain knowledge and consulting capabilities from Munich Re and their intent to share the risk with reinsurance capacity, we are empowering insurers to contribute to the post-COVID economic recovery by supporting SMEs,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens solutions enable insurers to offer and distribute the right products to the right customers, enable self-selection and recommend coverage based on similar business selections. We are very proud to partner with Munich Re starting this journey.”

www.sapiens.com

About Munich Re

Munich Re is one of the world’s leading providers of reinsurance, primary insurance and insurance-related risk solutions. Munich Re possesses outstanding innovative strength and is playing a key role in driving forward the digital transformation of the insurance industry. Its tailor-made solutions and close proximity to its customers make Munich Re one of the world’s most sought-after risk partners for businesses, institutions, and private individuals.

For more information: www.munichre.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com